SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 12b-25
                              Commission File Number 0-18660

                 NOTIFICATION OF LATE FILING
(Check-One):       Form 10-K      Form 11-K       Form 20-F
X   Form 10-Q      Form N-SAR

For Period Ended:   June 30, 1996

   Transition Report on Form 10-K     Transition Report on
Form 10-Q
   Transition Report on Form 20-F     Transition Report on
Form N-SAR
   Transition Report on Form 11-K

For the Transition Period Ended:
_

          Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has Verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
               Part I  Registrant Information

Full name of registrant       M.G. Products, Inc.

Former name if applicable


Address of principal executive office (Street and Number)

     8154 Bracken Creek

City, State and Zip Code      San Antonio  TX
78266__________________________

              Part II  Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following shouldbe completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense:

X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
                     Part III  Narrative

     State below in reasonable detail the reasons why Form
10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Company's Form 10-Q for the period ended June 30, 1996 could not be filed within the prescribed time period due to delay's experienced in completing our inventory accounting in the Company's Mexican based manufacturing facilities. It is expected that the additional five days will be adequate to produce accurate information for our quarterly reporting. Please accept this as notification of our intent to file the Company's Form 10-Q for the second quarter of 1996, no later than five calendar days following the original due date.


                 Part IV  Other Information

(1) Name and telephone number of person to contact in regard to these notification

          ISHMAEL GARCIA           (210) 651-5288__
               (Name)                   (Area code)
(Telephone)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months of for such period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                         [X]  Yes   [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report of portion thereof?
                                        [ X ]  Yes  [  ]  No

     If so: attach an explanation change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the three month period ended June 30, 1996 are approximately 34% below the corresponding period last year. The net loss for the current period is anticipated to increase from an approximately $1.4 million loss for the three months ended June 30, 1995, to approximately $2.3 million for the current quarter.


     M.G. PRODUCTS, INC.
          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 13, 1996             By     /S/  ISHMAEL GARCIA